Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

August 11, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 1 (the “Amendment”)
File No.:  333-236907

Dear Mr. Zapata:

This letter and the attached blacklined prospectus supplement are in response to your comments received on August 4, 2020, with respect to the above referenced filing.

We intend to submit a 485(b) filing on August 14, 2020 to incorporate these changes into the prospectus. The 485(b) filing will be designated for effectiveness on August 17, and the Amendment will also go effective by lapse of time on August 17.

1.
Comment:  In the last paragraph of the Section titled “4LATER Select Advantage Availability”, there is a reference to the “Investment Requirements” in the supplement, yet there is no such section in the supplement.  Please either refer to the Prospectus or include the section “Investment Requirements” in the supplement.

Response:  Please note we will change the reference in the supplement to “prospectus” instead of supplement.

2.	Comment: In Parts A & B we incorporated by reference forms that were not hyperlinked.

Response:  Please note we will incorporate the hyperlinks in the prospectus and supplement.

Please call me at 860-466-1111 with any questions or additional comments.
Sincerely,
Carolyn Augur

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Variable Annuity Account N

ChoicePlusSM Select B Share

Supplement dated August 14, 2020 to the prospectus dated May 29, 2020

This supplement to the prospectus for your individual variable annuity contract describes Lincoln 4LATER® Select Advantage, available for purchase beginning September 14, 2020. This supplement is for informational purposes and requires no action on your part.

OVERVIEW

4LATER® Select Advantage is an optional rider that provides an Income Base that will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of i4LIFE® Advantage. This rider will be available beginning September 14, 2020, to all new and existing contractowners.

DESCRIPTION OF CHANGES

The following discussion describes changes that are incorporated into the specified sections of your prospectus. All other provisions of your prospectus remain unchanged.

Expense Tables – The following table reflects the expenses for 4LATER® Select Advantage, and is added to Expense Table A under Optional Protected Lifetime Income Fees:

	Single Life	Joint Life
4LATER® Select Advantage*
Guaranteed Maximum Annual Charge ………………………..………………………………..	2.25%	2.45%
* As an annualized percentage of the Protected Income Base, as increased by subsequent Purchase Payments, Account Value Step-ups and Enhancements, and decreased by withdrawals. The fee is deducted from the Contract Value on a quarterly basis. The current protected lifetime income fee rate will be less than or equal to the stated maximum charge rate and will be disclosed in a Rate Sheet prospectus supplement.

The table below is added as the final expense table of this section:

Table D Expenses for i4LIFE® Advantage Select Guaranteed Income Benefit for Contractowners who Transition from 4LATER® Select Advantage
i4LIFE® Advantage Select Guaranteed Income Benefit for Contractowners who transition from 4LATER® Select Advantage:	Single Life	Joint Life
Guaranteed Maximum Annual Charge ………………………………………………….……….	2.25%	2.45%
* As an annualized percentage of the greater of the Protected Income Base (associated with 4LATER® Select Advantage) or Account Value. The current initial annual charge rate will be less than or equal to the stated maximum charge rate and will be disclosed in a rate sheet prospectus supplement. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE® Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER® Select Advantage current fee rate. (The 4LATER® Select Advantage fee continues to be a factor in determining the i4LIFE® Advantage Select Guaranteed Income Benefit charge.).

Charges and Other Deductions – Protected Lifetime Income Fee – The following information is added to the Charges and Other Deductions section of your prospectus.

4LATER® Select Advantage Protected Lifetime Income Fee. If you elect 4LATER® Select Advantage, there is a fee associated with that rider for as long as the rider is in effect. The guaranteed maximum annual fee rate is 2.25% for the single life option and 2.45% for the joint life option.

The current protected lifetime income fee rates for new rider elections are disclosed in a Rate Sheet prospectus supplement. The Rate Sheet indicates the current rider fee rates and the date by which your application or rider election form must be signed and dated for a rider to be issued with those fee rates. The rates may be superseded at any time in our sole discretion and may be higher or lower than the rates on the previous Rate Sheet.

Any change to the protected lifetime income fee rate will be disclosed in a new rate sheet before that rate becomes effective. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.LincolnFinancial.com or by calling us at number listed in your prospectus.

The fee is based on the Protected Income Base as increased for subsequent Purchase Payments, Account Value Step-ups, and Enhancements, and as decreased by all withdrawals. The fee may increase every Benefit Year upon an Enhancement that occurs after the tenth Benefit Year anniversary, or upon an Account Value Step-up.

The fee will be deducted from the Contract Value on a quarterly basis. The first deduction of the fee will occur on the Valuation Date on or next following the three-month anniversary of the rider’s effective date. This deduction will be made in proportion to the value in each Subaccount and fixed account, if any, of the contract on the Valuation Date the protected lifetime income fee is assessed. The amount we deduct will increase or decrease as the Protected Income Base increases or decreases, because the fee is based on the Protected Income Base.

The fee rate can change each time there is an Account Value Step-up. Since the Account Value Step-up could increase your Protected Income Base every Benefit Year (if all conditions are met), the fee rate could also increase every Benefit Year, but the rate will never exceed the stated guaranteed maximum annual fee rate. If your fee rate is increased, you may opt out of the Account Value Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the fee rate and the Protected Income Base and Enhancement Base will return to the value they were immediately prior to the step-up, adjusted for any additional Purchase Payments or withdrawals. This opt out will only apply for this particular Account Value Step-up. You will need to notify us each time the fee rate increases if you want to opt out of subsequent Account Value Step-ups. If you opt out of an Account Value Step-up, you are still eligible for an Enhancement, if applicable, through the end of the Enhancement Period, including in the year you declined the Account Value Step-up.

The annual protected lifetime income fee rate will increase to the then current rate not to exceed the guaranteed maximum annual fee rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt out of this protected lifetime income fee rate increase.

An Enhancement to the Protected Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect. During the first ten Benefit Years, an increase in the Protected Income Base as a result of the Enhancement will not cause an increase in the annual protected lifetime income fee rate but will increase the dollar amount of the fee. After the tenth Benefit Year anniversary, if the Enhancement Period has renewed, the protected lifetime income fee may increase each time the Protected Income Base increases as a result of the Enhancement. Since the Enhancement could increase your Protected Income Base each Benefit Year, your fee rate could increase each Benefit Year, but the fee rate will never exceed the stated guaranteed maximum annual fee rate. If your fee rate is increased, you may opt out of the Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your fee rate to change. If you opt out of the Enhancement, the fee rate and the Protected Income Base will return to the value they were immediately prior to the Enhancement, adjusted for additional Purchase Payments or withdrawals, and the Enhancement will not be applied. This opt out will only apply for this particular Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your fee rate to increase) if you do not want the Enhancement.

The fee will be discontinued upon termination of the rider. However, a portion of the protected lifetime income fee, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE® Advantage. If the Contract Value is reduced to zero, no further fee will be deducted.

Living Benefit Riders – Investment Requirements – If you elect the 4LATER® Select Advantage rider, or if you transition to i4LIFE® Advantage Select Guaranteed Income Benefit from 4LATER® Select Advantage, you will be limited in how much you can invest in certain Subaccounts. These requirements are listed in the Investment Requirements for i4LIFE® Advantage Select Guaranteed Income Benefit and Investment Requirements for other Living Benefit Riders sections of the prospectus.

Living Benefit Riders - 4LATER® Select Advantage – The following discussion is added to the Living Benefit Riders section of your prospectus.

4LATER® Select Advantage.  4LATER® Select Advantage is a Living Benefit Rider that provides a Protected Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of i4LIFE® Advantage. If you elect 4LATER® Select Advantage, you must later transition to i4LIFE® Advantage Select Guaranteed Income Benefit in order to receive a benefit from 4LATER® Select Advantage.

The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral.

Availability. 4LATER® Select Advantage may be elected on all new and existing contracts beginning September 14, 2020. If you elect the rider at contract issue, it will be effective on the contract’s effective date. If the rider is elected after the contract is issued, it will be effective on the next Valuation Date following approval by us. We reserve the right to discontinue offering post-issue elections of this rider at any time upon advanced written notice to you. This means that there is a chance that you may not be able to elect it in the future. The initial Purchase Payment or Contract Value (if elected after the contract is issued) must be at least $25,000. Rider elections are subject to Home Office approval if your Contract Value totals $1 million or more.

4LATER® Select Advantage is not available with qualified contracts and is designed primarily for purchasers of nonqualified contracts where the Contractowner and Annuitant are different people (single life option) or with joint life benefits where the Secondary Life is not a spouse. The Contractowner, Annuitant, and Secondary Life under the joint life option must be age 85 or younger at the time this rider is elected.

If you own a Living Benefit Rider and you wish to elect 4LATER® Select Advantage, you must first terminate your existing Living Benefit Rider. In most cases, you must wait at least 12 months after this termination and also comply with your existing Living Benefit Rider’s termination rules, before you will be able to elect 4LATER® Select Advantage. For further information on termination rules, see the “Termination” section associated with your Living Benefit Rider. In all cases, by terminating your existing Living Benefit Rider, you will no longer be entitled to any of the benefits that have accrued under that rider.

In general, anytime you terminate a rider, you will no longer be entitled to any of the benefits that have accrued under that rider. If you decide to drop an existing rider, your current Protected Income Base and Enhancement Base will terminate without value. In other words, you cannot transfer either your current Protected Income Base or Enhancement Base to the new rider. Your initial Protected Income Base under 4LATER® Select Advantage will be equal to the Contract Value on the new rider effective date. Your initial Enhancement Base will be equal to the Protected Income Base on the rider effective date.

You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by 4LATER® Select Advantage before making your decision. Different riders do not include all the same features and may not provide the same level of guarantee. You should also compare the fees and charges of each rider. If you have any question about terminating your existing rider to elect a new one, you should contract your registered representative.

If you decide to elect 4LATER® Select Advantage, you will be required to adhere to the Investment Requirements for your new rider. These requirements are listed in the Investment Requirements for i4LIFE® Advantage Select Guaranteed Income Benefit and Investment Requirements for other Living Benefit Riders sections of the prospectus.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Protected Income Base and Enhancement Base. The Protected Income Base is the value used to calculate the Guaranteed Income Benefit amount under i4LIFE® Advantage Select Guaranteed Income Benefit at a later date. The initial Protected Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Protected Income Base will equal your initial Purchase Payment. If you elect the rider after we issue the contract, the initial Protected Income Base will equal the Contract Value on the effective date of the rider. The Protected Income Base is increased by subsequent Purchase Payments, Enhancements, and Account Value Step-ups, and decreased by all withdrawals in accordance with the provisions set forth below. The maximum Protected Income Base is $10 million, which includes the total guaranteed amounts under the Living Benefit Riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or Secondary Life if joint life option) are the covered lives.

The Enhancement Base is the value used to calculate the amount that may be added to the Protected Income Base upon an Enhancement. The Enhancement Base is equal to the Protected Income Base on the effective date of the rider, increased by subsequent Purchase Payments and Account Value Step-ups, and decreased by withdrawals in accordance with the provisions set forth below. The Enhancement Base is not increased by an Enhancement.

Neither the Protected Income Base nor the Enhancement Base is available to you as a lump sum withdrawal or as a Death Benefit.

Additional Purchase Payments received after the rider effective date automatically increase the Protected Income Base (not to exceed the maximum Protected Income Base) and Enhancement Base by the amount of the Purchase Payments. For example, an additional Purchase Payment of $10,000 will increase the Protected Income Base and Enhancement Base by $10,000. Any Purchase Payment will be added immediately to the Protected Income Base and Enhancement Base but must be invested in the contract at least one Benefit Year before it will be used in calculating an Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Protected Income Base and Enhancement Base for purposes of calculating the Enhancement on the first Benefit Year anniversary.

After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason, including market loss.

Each withdrawal reduces the Protected Income Base and Enhancement Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal. The reduction to the Protected Income Base and Enhancement Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Protected Income Base, Enhancement Base, and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Protected Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Protected Income Base = $125,500
Enhancement Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200) and the Protected Income Base and Enhancement Base are also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 ÷ $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
 Protected Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 = $112,950)
Enhancement Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 = $112,950)

In a declining market, withdrawals may significantly reduce your Protected Income Base and Enhancement Base, and as a result will reduce your future Guaranteed Income Benefit. If the Protected Income Base is reduced to zero due to withdrawals, this rider will terminate. If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Enhancement. You are eligible for an increase in the Protected Income Base through an Enhancement on each Benefit Year anniversary if:
a. the Annuitant (single life option) or the Annuitant and Secondary Life (joint life option) are under age 86;
b. there were no withdrawals in the preceding Benefit Year;
c. the rider is within the Enhancement Period (described below);
d. the Protected Income Base after the Enhancement amount is added would be greater than the Protected Income Base after the Account Value Step-up; and
e. the Enhancement Base is greater than zero.

The Enhancement equals the Enhancement Base or the Protected Income Base (depending on the rider purchase date), minus Purchase Payments received in the preceding Benefit Year, multiplied by the Enhancement rate. The Protected Income Base and the Enhancement Base are not reduced by Purchase Payments received in the first 90 days after the rider effective date.

The Enhancement rate applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rate may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Enhancement rate for new rider elections may be higher or lower than the prior rate, but for existing Contractowners that have elected the rider, your Enhancement rate will not change as a result.

The Enhancement rate applicable to new rider elections is disclosed in a Rate Sheet prospectus supplement. The Rate Sheet indicates the current Enhancement rate and the date by which your application or rider election form must be signed and dated for a rider to be issued with that rate. The Enhancement rate may be superseded at any time in our sole discretion and may be higher or lower than the rate on the previous Rate Sheet.

The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. In order to get the Enhancement rate indicated in a Rate Sheet, your application or rider election form must be sent to us and must be signed and dated on or after the effective date of the Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your financial professional, online at www.LincolnFinancial.com or by calling us at number listed in your prospectus.

During the first ten Benefit Years, an increase in the Protected Income Base as a result of the Enhancement will not cause an increase in the annual protected lifetime income fee rate but will increase the dollar amount of the fee. After the tenth Benefit Year anniversary, if the Enhancement Period has renewed, the annual rate may increase each time the Protected Income Base increases as a result of the Enhancement. If you decline an Enhancement, you will continue to be eligible for an Enhancement starting on the next Benefit Year anniversary as long as you meet the conditions listed above.

Note: The Enhancement is not available on any Benefit Year anniversary if an Account Value Step-up to the Protected Income Base occurs, or where there has been a withdrawal of Contract Value in the preceding Benefit Year. If you are eligible (as defined above) for the Enhancement in the next Benefit Year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Protected Income Base and assumes that no withdrawals have been made.

Initial Purchase Payment = $100,000; Protected Income Base = $100,000; Enhancement Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Protected Income Base = $115,000; Enhancement Base = $115,000

On the first Benefit Year anniversary, because the additional Purchase Payment is within the first 90 days after the effective date of the rider, the Protected Income Base will not be less than $120,750 (= $100,000 x 1.05 + $15,000 x 1.05).

Consider a further additional Purchase Payment on day 95 of $10,000; Protected Income Base = $125,000; Enhancement Base = $125,000

This additional Purchase Payment is not eligible for the Enhancement on the first Benefit Year anniversary because it was received after the first 90 days after the effective date for the rider. It will not be eligible for the 5% Enhancement until the second Benefit Year anniversary. Therefore, on the first Benefit Year anniversary, the Protected Income Base will not be less than $130,750 (= $100,000 x 1.05 + $15,000 x 1.05 + $10,000).

As explained below, an Enhancement and Account Value Step-up will not occur in the same year. If the Account Value Step-up provides an increase equal to or greater than what the Enhancement provides, you will not receive the Enhancement. It is possible that this could happen each Benefit Year (because the Account Value Step-up provided a larger increase each year), and therefore the Enhancement would not apply. The Enhancement or the Account Value Step-up cannot increase the Protected Income Base above the maximum Protected Income Base of $10 million.

Enhancement Period. The original Enhancement Period is up to a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Account Value Step-up. If during any Enhancement Period there are no Account Value Step-ups, the Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Account Value Step-up occurs.

Account Value Step-up. The Protected Income Base and Enhancement Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:

a.	the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

b.
the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the protected lifetime income fee and account fee), plus any Purchase Payments made on that date and Persistency Credits, if any, added on that date, is equal to or greater than the Protected Income Base after an Enhancement (if any).

Each time the Account Value Step-up occurs a new Enhancement Period starts. The Account Value Step-up is available even in years when a withdrawal has occurred.

The fee rate can change each time there is an Account Value Step-up. That means if the current fee rate has increased, this would cause an increase in your annual fee rate for this rider. If your fee rate is increased, you may opt out of the Account Value Step-up. See Charges & Deductions – Protected Lifetime Income Fees for details. If you decline an Account Value Step-up, you will continue to be eligible for an Enhancement through the end of the Enhancement Period, including in the year you declined the Account Value Step-up, as long as you meet the conditions listed above.

Following is an example of how the Account Value Step-up and the 5% Enhancement impact the Protected Income Base (assuming no withdrawals or additional Purchase Payments):

	Contract Value	Protected Income Base
At issue ………………………………………………………………..	$50,000	$50,000
1st Benefit Year anniversary …………………………………………	$54,000	$54,000
2nd Benefit Year anniversary …………………………………………	$53,900	$56,700

On the first Benefit Year anniversary, the Account Value Step-up increased the Protected Income Base to the Contract Value of $54,000 since the increase in the Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700).

Death Prior to the Annuity Commencement Date. 4LATER® Select Advantage has no provision for a payout of the Protected Income Base or Enhancement Base upon death of the Contractowners or Annuitant and provides no increase in the Death Benefit value over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in this prospectus) will be in effect. Election of the 4LATER® Select Advantage does not impact the Death Benefit options available for purchase with your annuity contract. Generally, all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9), as amended.

If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER® Select Advantage rider will continue. Upon the second death of either the Annuitant or Secondary Life, the rider will terminate.

Upon the death of the Contractowner, this rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE® Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER® Select Advantage rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the Contractowner fails to adhere to the Investment Requirements. 4LATER® Select Advantage will automatically terminate:

•	on the Annuity Commencement Date;

•	if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral;

•	upon the second death of either the Annuitant or Secondary Life;

•	when the Protected Income Base is reduced to zero due to withdrawals;

•	the last day that you can elect i4LIFE® Advantage (age 95, younger of you or your spouse); or

•	upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the Protected Income Base or Enhancement Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE® Advantage Select Guaranteed Income Benefit option. If you elect 4LATER® Select Advantage, you must later transition to i4LIFE® Advantage Select Guaranteed Income Benefit in order to receive a benefit from 4LATER® Select Advantage. This transition must be made prior to the maximum age limit and prior to the Annuity Commencement Date. See the i4LIFE® Advantage Guaranteed Income Benefit Transitions section of your prospectus for a discussion of this transition.